Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: County Bank Corp.

Frequently asked Questions about the announcement of the merger of
ChoiceOne Financial Services, Inc. and County Bank Corp.

What was announced today?

ChoiceOne Financial Services, Inc. and County Bank Corp. have entered into a definitive agreement to combine in an all-stock merger of equals. Located on opposite sides of the state, these two community banks share the same culture, values and commitment to serve their customers and communities.

Why merge?

▪	Our vision is to be the best bank in Michigan, and this combined size will allow us to enter new markets and offer new products to better serve our customers
▪	Two strong community focused banks joining forces
▪	Similar culture, values and financial performance
▪	Leverage our combined size with technology and other vendors
▪	Tremendous opportunity for our communities, staff, customers, and shareholders
▪	Commitment to maintain our involvement in our local communities

How does the merger impact employees and customers?

It is business as usual for our employees and customers. While we announced agreement to merge companies, we will not make any significant changes until the transaction is closed. Looking ahead, the technology and service culture of the two organizations is very similar and we expect our employees and customers will see benefits from the merger.

What is the commitment to local communities in West and Southeast Michigan?

There will be no change in the combined company’s commitment to our communities. ChoiceOne Bank and Lakestone Bank and Trust have deep roots in their respective communities and we will continue to invest in both communities consistent with past practices.

Where will leadership and operations be located?

We intend to leverage the experience and expertise of both organizations and will maintain operational departments in both Lapeer and Sparta.

For example, Kelly Potes will be located in Sparta and Mike Burke will be located in Lapeer. Other members of senior management will also reside in both locations.

Will there be any branch closures?

We do not expect any branch closures, as ChoiceOne Bank and Lakestone Bank and Trust have no overlap in footprint.

Will there be changes to departments?

There are no planned changes to departments through the end of 2019. We will not make any significant changes until the transaction is closed.

When is the transaction expected to close?

The transaction is expected to close in the second half of 2019, subject to the satisfaction of customary closing conditions, including receipt of shareholder and regulatory approvals.

How can I get more information?

All requests for information should be directed to the CEO.

Forward-Looking Statements

This document contains forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of ChoiceOne and County with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor County undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of either ChoiceOne or County to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and County do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and
•	the outcome of any legal proceedings that may be instituted against ChoiceOne or County.

Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between ChoiceOne and County. In connection with the proposed merger, ChoiceOne will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of ChoiceOne and County and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to ChoiceOne and County shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about ChoiceOne and County, may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from County by accessing County’s website at http://www.lakestonebank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, 49345, Attention: Mr. Thomas L. Lampen, or by calling 616-887-7366, or to County, 83 West Nepessing Street, Post Office Box 250, Lapeer, Michigan 48446, Attention Bruce Cady, or by calling 810-664-2977.

Participants in Solicitation

ChoiceOne and County and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ChoiceOne and County shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.